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                 November 8, 2021

       Tiffany Meriweather
       Chief Legal Officer and Corporate Secretary
       ENJOY TECHNOLOGY, INC./DE
       3240 Hillview Avenue
       Palo Alto, California 94304

                                                        Re: ENJOY TECHNOLOGY,
INC./DE
                                                            Registration
Statement on Form S-1
                                                            Filed on October
28, 2021
                                                            File No. 333-260568

       Dear Ms. Meriweather:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Mara Ransom at 202-551-3264 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services
       cc:                                              David Ambler